UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tampa Street, Suite 3550
(No. and Street)

Tampa, Florida 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Crino (813) 514-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLP
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650, Tampa, Florida 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

12014751

3/31
KW

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A. CAULFIELD
My Comm. Expires Nov 28, 2015
No. EE 118205
NOTARY PUBLIC
STATE OF FLORIDA

Signature

President

Title

Elizabeth A. Caulfield

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Financial Statements and
Supplementary Information

Skyway Advisors, LLC

Year Ended December 31, 2011
Independent Registered Public Accounting Firm's Report

Skyway Advisors, LLC

Financial Statements and
Supplementary Information

Year Ended December 31, 2011

Contents

Pender Newkirk & Company LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC as of December 31, 2011 and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Pender Newkirk & Company

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 22, 2012

100 South Ashley Drive • Suite 1650 • Tampa, Florida 33602 • P 813-229-2321 • F 813-229-2359

Skyway Advisors, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	226,970
Furniture and equipment, net		23,638
Prepaid expenses and other assets		26,394
	$	277,002
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	8,461
Members' equity		268,541
	$	277,002

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Operations and Changes in Members' Equity

Year Ended December 31, 2011

Revenues:	
Success fees	$ 517,000
Retainer income	5,000
Other	50,922
	572,922
Expenses:	
Professional fees	328,395
Licenses and permits	12,014
Travel and marketing	117,291
Occupancy	45,202
Communications	30,700
Other	32,555
	566,157
Net income	6,765
Members' equity, beginning of year	161,776
Members' contributions	100,000
Members' equity, end of year	$ 268,541

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2011

Operating activities	
Net income	$ 6,765
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	21,878
Changes in operating assets and liabilities:	
Prepaids and other assets	(12,050)
Accounts payable and accrued expenses	(7,502)
Net cash provided by operating activities	9,091
Financing activities	
Members' contributions	100,000
Net increase in cash	109,091
Cash, beginning of year	117,879
Cash, end of year	$ 226,970

The accompanying notes are an integral part of the financial statements.

1. Background Information

Skyway Advisors, LLC (the "Company") is a Florida limited liability company that was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC in 2003. During April 2003, the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to provide several classes of services including investment banking, debt financing, and financial advisory services. The Company provides such services to companies throughout the country. The corporate headquarters is located in Tampa, Florida. The Company has two members, each of whom has the same rights and privileges. According to the Operating Agreement, the liability of the members is limited to their total capital contributions and their share of any assets and undistributed profits of the Company.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's non-interest bearing cash balances may again exceed federally insured limits. The Company's had no interest-bearing amounts on deposit in excess of federally insured limits at December 31, 2011. The Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.

2. Significant Accounting Policies (continued)

Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing merger and acquisition, financial restructuring, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Retainer fees are non-refundable and recognized on a pro rata basis over the term of the agreement. Consulting fees are recognized as the services are provided.

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The FASB Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2011. The Company's income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

The Company has evaluated subsequent events through February 22, 2012, the date at which the financial statements were available to be issued, and determined that no material disclosures were necessary.

3. Furniture and Equipment

Furniture and equipment consist of:

Furniture	$ 86,770
Telephone equipment	5,188
Computer hardware	60,789
Computer software	1,273
	154,020
Accumulated depreciation	(130,382)
	$ 23,638

Depreciation expense amounted to $21,878 for the year ended December 31, 2011.

4. Related Party Transactions

The Company has an expense sharing agreement with a company related by common ownership, whereby the Company will receive administrative personnel services in return for providing occupancy and other operational services. The value of the services provided and received for the year ended December 31, 2011 was approximately $220,000 allocated as follows:

Personnel services	$ 220,000
Occupancy expenses	(143,000)
Other general and administrative	(24,000)
Research services	(11,000)
Management fee income	(42,000)
	$ 0

As mentioned, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. Commitments

The Company rents office space and equipment under non-cancelable operating leases that expire through 2015.

The remaining minimum lease payments due under these operating leases as of December 31, 2011 are as follows:

Years Ending December 31,	
2012	$ 138,090
2013	2,955
2014	2,955
2015	2,463
	$ 146,463

Rent expense amounted to approximately $140,666 for the year ended December 31, 2011.

The above payout amounts will be partially offset by allocations from the expense sharing agreement noted in Note 4.

6. Capital Withdrawals

As the Company closes investment banking transactions it may, at its discretion, withdraw capital from the business to make distributions to its Members. These withdrawals are dependent on the timing and amount of investment banking fees received. No withdrawals were made during the year ended December 31, 2011.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $218,509, which was $213,509 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.00.

Supplementary Information

Skyway Advisors, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net capital:	
Total members' equity	$ 268,541
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	268,541
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	268,541
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and other assets	26,394
Furniture and equipment, net	23,638
	50,032
Net capital before haircuts on securities positions (tentative net capital)	218,509
Haircuts on securities	-
Net capital	$ 218,509
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 8,461
Total aggregate indebtedness	$ 8,461
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 564
Minimum net capital required	$ 5,000
Excess net capital	$ 213,509
Ratio: aggregate indebtedness to net capital	4%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):	
Net capital, as reported in Company's Part II (unaudited FOCUS Report)	$ 274,540
Audit adjustment provided by Company to record additional expenses	(5,999)
Net capital per the preceding	$ 268,541

Skyway Advisors, LLC

Schedule II

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Skyway Advisors, LLC

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2011

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Skyway Advisors, LLC

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2011

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Pender Newkirk & Company LLP

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Skyway Advisors, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

100 South Ashley Drive • Suite 1650 • Tampa, Florida 33602 • P 813-229-2321 • F 813-229-2359

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 22, 2012

Pender Newkirk & Company LLP

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Members
Skyway Advisors, LLC
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Skyway Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other specified parties of report, solely to assist you and the other specified parties in evaluating Skyway Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries [check #15443 in the amount of $1,012 (excluding interest of $48) and check #15540 in the amount of $275] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [agreed $42,000 to the 2011 expense sharing agreement with Skyway Capital Partners LLC, agreed $8,919 to supporting closing deal statements and bank deposits, and agreed $7,000 of consulting income to supporting contract and bank deposit] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There were no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 22, 2012